FRANK J. HARITON · ATTORNEY - AT - LAW

1065 Dobbs Ferry Road · White Plains · New York 10607 · (Tel) (914) 674-4373 · (Fax) (914) 693-2963 · (e-mail) hariton@sprynet.com

May 17, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.:

Jennifer Thompson,

Accounting Branch Chief

Re:

Liberty Gold Corp. (the “Company”)

Form 10-K for Fiscal Year Ended March 31, 2012

Filed July 16, 2012

File No. 000-54512

Ladies and Gentlemen:

I am corporate counsel to and Secretary of the Company.  This letter responds to your letter dated April 30, 2013.

Item 1A. Risk Factors page 17

1. We note your response to comment 2 from our letter dated March 29, 2013. Considering that you have no proven or probable reserves, it appears the disclosure on your company website is significantly different than the disclosure in your 10-K report that is filed with the United States Securities and Exchange Commission. Please explain the reliability of the information disclosed on your company website for your Arizona property and the work, if any, that your company has performed to verify this information. Based on your response we may have additional comments.

The information on our website relating to our AZ property was solely verified by ARS. We are currently negotiating with a certified geologist to undertake a rigorous evaluation of the property, using strict guidelines in order to provide accurate and current mineralization and valuation reports. These will be posted as required once completed, and our website will be updated with immediate effect to reflect this course of action. We have, subsequent to our prior comments, amended our Company website to make it clear that we do not have any proven reserves.

2. Additionally, provide further detail regarding the basis for the mineralization and valuation disclosure on your company website. In your response tell us how the potential value of your mineralization was determined without a feasibility study. Explain the specific international mining code that defines the terms and the processes that were used April 30, 2013 Ms. Lynn Harrison Liberty Gold Corp.  April 30, 2013 Page 2 to define your mineralization and valuation. Based on your response we may have additional comments.

No feasibility study has been undertaken by the Company to date, solely by ARS, and values were purely approximated using the values provided on the aforementioned ARS report. The assays were independently assessed. No information regarding

FRANK J. HARITON · ATTORNEY - AT - LAW

Securities and Exchange Commission

May 17, 2013

           specific mining codes or processes used has been provided. The intention is that this information will be covered by the work plan currently being negotiated with our independent geologist, and our website will be amended to clearly provide this information.

As Secretary of the Company I acknowledge on behalf of the Company that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•

and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton